FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

2 March 2009

THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED

2008 CONSOLIDATED RESULTS - HIGHLIGHTS

•	Net operating income before loan impairment charges and other credit risk provisions down 2.2 per cent to HK$124,264 million (HK$127,009 million in 2007).

•	Pre-tax profit down 14.1 per cent to HK$67,690 million (HK$78,761 million in 2007).

•	Pre-tax profit, excluding dilution gains arising in 2007, down 8.6 per cent (HK$74,026 million in 2007).

•	Attributable profit down 13.3 per cent to HK$50,306 million (HK$58,028 million in 2007).

•	Attributable profit, excluding dilution gains arising in 2007, down 6.6 per cent (HK$53,848 million in 2007).

•	Return on average shareholders' equity of 24.3 per cent (32.1 per cent in 2007 on a reported basis and 29.8 per cent excluding dilution gains).

•	Assets up 7.8 per cent to HK$4,260 billion (HK$3,952 billion at the end of 2007).

•	Capital adequacy ratio of 13.4 per cent; core capital ratio of 10.3 per cent. (Capital adequacy ratio of 11.6 per cent; core capital ratio of 8.8 per cent at 31 December 2007).

•	Cost efficiency ratio of 42.1 per cent (37.1 per cent for 2007).

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.

Comment by Vincent Cheng, Chairman

The Hongkong and Shanghai Banking Corporation Limited reported resilient results in 2008 amidst extremely difficult global economic conditions and increasing financial market turmoil.

Underscoring the core strength of our diversified franchise, profit before tax in 2008 declined by only 8.6 per cent to HK$67,690 million, excluding the gains reported in 2007 from the dilution of our investments in associates. Asia ex-Hong Kong pre-tax profit grew strongly, up by 16.6 per cent to HK$29,026 million as our investments in organic growth continued to pay off. The economic downturn affected Hong Kong operations the most, with profit before tax declining 28.2 per cent to HK$38,613 million.

During the year, the group continued to grow its balance sheet across key geographies in the region, including Hong Kong. Overall, new deposits were up 3.6 per cent to HK$2,576 billion. Gross advances to customers increased by 6.4 per cent to HK$1,297 billion. Double-digit year-on-year pre-tax profit was recorded in Australia, India, Indonesia, South Korea, Taiwan, and the bank's own operations in mainland China.

In 2008 the bank also continued to pursue both organic growth and strategic acquisitions to further increase our presence in key markets.

In Hong Kong, the bank invested HK$300 million in branch refurbishment, including opening a new flagship branch in Mongkok. We also grew market share in deposits and mortgages and issued nearly one million new cards, bringing the total cards in circulation to 5.3 million. In Commercial Banking, we committed HK$4 billion to support small and medium-sized enterprises in Hong Kong as part of the Group's Global SME Fund, more than half of which has been utilised since the launch in December 2008.

In mainland China, we expanded our network by 18 outlets to 79 outlets in 19 cities. Private banking was launched in Beijing, Guangzhou and Shanghai. During the year, the bank also opened two more rural banks, in Chongqing's Dazu County, Fujian's Yongan County, in addition to our rural bank in Hubei's Suizhou City. A fourth rural bank opened in Beijing's Miyun County last month and a fifth will open this year in Enping County in Guangdong.

In Taiwan, the integration of the operations of The Chinese Bank was completed. In India, the purchase of the retail broker IL&FS Investsmart Limited was finalised. In Japan, we opened seven new Premier Centres. In Indonesia, we entered into an agreement to acquire Bank Ekonomi, which would nearly double the size of our network there. This transaction is due to be completed during the first half of this year.

During the year, the bank also launched insurance joint ventures in India with Canara Bank and Oriental Bank of Commerce and in Korea with Hana Financial Group. In Vietnam, we increased our stake in Techcombank to 20 per cent. We also became the first locally incorporated foreign bank in Vietnam on 1 January 2009, which will allow us to open more outlets going forward.

Results from customer group operations in the region were resilient despite the economic turmoil. Personal Financial Services reported a pre-tax profit of HK$25,548 million, a decrease of 22.1 per cent over 2007 as the fall in equity markets affected insurance investments asset values and the sale of investment products. Commercial Banking reported a profit before tax of HK$19,159 million, an increase of 2.2 per cent over the previous year despite increased impairment charges and the impact of lower interest rates. Meanwhile, Global Banking and Markets reported a 26.9 per cent increase in pre-tax profit to HK$31,485 million. This robust result was largely due to higher net interest income from Balance Sheet Management and higher net trading income from foreign exchange and Rates businesses directly aligned to our commercial and corporate customer base.

Looking forward, we remain cautious and will manage our business accordingly. Costs and headcount will be closely managed across the region while we continue to invest for the medium and long term in markets such as mainland China, Indonesia, Malaysia and India. Volatility is expected to remain a feature of global economic and market conditions for much of 2009. We expect the banking environment to remain difficult as lacklustre equity market conditions and low interest rates globally depress equity-related fee income and net interest income respectively. However, in comparison to the OECD economies, the region's two main economic powerhouses, mainland China and India, should maintain relatively high rates of economic growth.

Overall, Asia is better prepared to weather the economic difficulties ahead due to its large cushions of foreign exchange reserves, lower consumer debt and the various government stimulus measures. We believe the region is also well placed to re-emerge from the global economic downturn as it will be amongst the first to benefit from the recovery in trade flows.

Against this backdrop, we have not wavered from our long-term strategy or belief in Asia's long-term growth and we will continue to seek new opportunities to further build our business throughout the region.

Results by Customer Group

		Global
	Personal	Banking			Intra-
	Financial	Commercial	and	Private	segment
Figures in HK$m	Services	Banking	Markets	Banking	Other	elimination	Total

Year ended 31 December 2008

Net interest income/(expense)	37,702	17,958	23,075	43	(5,497)	(4,236)	69,045

Net fee income	15,317	6,790	8,319	83	258	-	30,767

Net trading income	1,570	1,403	14,367	165	(302)	4,160	21,363

Net (loss)/ income from financial
instruments designated at
fair value	(11,394)	(77)	266	-	147	76	(10,982)

Gains less losses from
financial investments	1,228	250	(571)	-	(3,883)	-	(2,976)

Dividend income	27	17	173	-	635	-	852

Net earned insurance premiums	25,061	1,649	159	-	17	-	26,886

Other operating income	1,406	841	582	22	7,392	(6,167)	4,076

Total operating income	70,917	28,831	46,370	313	(1,233)	(6,167)	139,031

Net insurance claims
incurred and movement in
policyholders’ liabilities	(13,470)	(1,178)	(107)	-	(12)	-	(14,767)

Net operating income before
loan impairment charges and
other credit risk provisions	57,447	27,653	46,263	313	(1,245)	(6,167)	124,264

Loan impairment charges and
other credit risk provisions	(5,625)	(3,630)	(2,754)	-	9	-	(12,000)

Net operating income	51,822	24,023	43,509	313	(1,236)	(6,167)	112,264

Operating expenses	(27,242)	(9,231)	(14,237)	(326)	(7,394)	6,167	(52,263)

Operating profit/(loss)	24,580	14,792	29,272	(13)	(8,630)	-	60,001

Share of profit in associates
and joint ventures	968	4,367	2,213	-	141	-	7,689

Profit/(loss) before tax	25,548	19,159	31,485	(13)	(8,489)		67,690

Share of profit/(loss) before tax	37.7%	28.3%	46.5%	-	(12.5)%	-	100.0%

Advances to customers	503,453	380,902	380,650	6,009	15,131	-	1,286,145

Customer accounts	1,404,895	595,045	555,928	13,925	6,291	-	2,576,084

		Global
	Personal	Banking			Intra-
	Financial	Commercial	and	Private	segment
Figures in HK$m	Services	Banking	Markets	Banking	Other	elimination	Total

Year ended 31 December 2007

Net interest income/(expense)	36,039	17,075	15,348	47	(4,536)	(1,212)	62,761

Net fee income	19,474	5,948	9,294	105	120	-	34,941

Net trading income	1,761	1,033	11,547	62	950	703	16,056

Net income/(loss) from financial
instruments designated at
fair value	6,966	(72)	31	-	(1,233)	509	6,201

Gains less losses from
financial investments	23	1	427	-	441	-	892

Gains arising from dilution of
investments in associates	-	-	-	-	4,735	-	4,735

Dividend income	16	6	134	-	537	-	693

Net earned insurance premiums	22,363	1,200	132	-	-	-	23,695

Other operating income	1,323	249	714	20	7,137	(5,387)	4,056

Total operating income	87,965	25,440	37,627	234	8,151	(5,387)	154,030

Net insurance claims
incurred and movement in
policyholders’ liabilities	(26,217)	(703)	(101)	-	-	-	(27,021)

Net operating income before
loan impairment charges and
other credit risk provisions	61,748	24,737	37,526	234	8,151	(5,387)	127,009

Loan impairment charges and
other credit risk provisions	(4,770)	(784)	(248)	-	(3)	-	(5,805)

Net operating income	56,978	23,953	37,278	234	8,148	(5,387)	121,204

Operating expenses	(24,698)	(7,946)	(13,718)	(241)	(5,962)	5,387	(47,178)

Operating profit/(loss)	32,280	16,007	23,560	(7)	2,186	-	74,026

Share of profit in associates
and joint ventures	506	2,747	1,244	-	238	-	4,735

Profit/(loss) before tax	32,786	18,754	24,804	(7)	2,424	-	78,761

Share of profit/(loss) before tax	41.6%	23.8%	31.5%	-	3.1%	-	100%

Advances to customers	495,964	347,219	347,761	4,002	17,140	-	1,212,086

Customer accounts	1,263,290	576,078	629,528	9,660	7,550	-	2,486,106

Personal Financial Services reported profit before tax of HK$25,548 million, a decrease of 22.1 per cent from 2007. The reduction was primarily a result of the fall in the equity markets during the year,  affecting insurance manufacturing asset values and the sale of investment products.

Net interest income increased by HK$1,663 million, or 4.6 per cent, compared with 2007. In Hong Kong, the rise in net interest income was driven by growth in deposit balances, but this was partially  offset by lower asset spreads, particularly in mortgage lending. Following the US interest rate cuts and the various monetary measures taken in the last two months of 2008, asset margins improved given the lower cost of funds. However, this was offset by compressed deposit margins.

In Hong Kong, lending volumes increased, due in part to a 12.0 per cent rise in new mortgage lending as a result of effective pricing promotions and tactical sales incentive programs. Card lending also rose as cardholder spending remained strong. Nearly one million new cards were issued in the period, bringing the total number of cards in circulation in Hong Kong to 5.3 million.

In the Rest of Asia-Pacific, net interest income increased by HK$1,387 million, or 10.4 per cent, driven by higher asset spreads in India, Singapore and Australia, and robust growth in advances in Australia, mainland China and Singapore. With the continued focus on Premier, the deposit portfolio grew strongly, which helped to partly offset the effects of compressed deposit margins.

Net fee income decreased by HK$4,157 million, or 21.3 per cent, compared with 2007 largely due to reduced demand for investment-related products as a result of negative market sentiment, particularly in Hong Kong. This fall was partly offset by an increase in fee income from credit cards. The group maintained its leadership position in credit cards in Hong Kong and continued to drive innovation in the business with the launch of the 'Green Credit Card' in March, a new proposition in which a percentage of spending on the card is directed to a group environmental programme.

In the Rest of Asia-Pacific, net fee income remained broadly unchanged, with strong growth in India, Australia, Indonesia, the Philippines and Singapore offset by falls in income in South Korea, Taiwan and mainland China. Higher fees from credit cards helped offset lower investment income. While the number of cards in circulation decreased marginally, mainly in India, cardholder spending per active card increased by nine per cent year-on-year.

Gains less losses from financial investments included a gain of HK$1,245 million on the sale of MasterCard and Visa shares.

Income from insurance business (included within 'Net interest income', 'Net fee income', 'Net income from financial instruments designated at fair value', 'Net earned insurance premiums', the change in present value of inforce business within 'Other operating income', and after deducting 'Net insurance claims incurred and movement in policyholders' liabilities') decreased by 41 per cent compared with 2007. Insurance premiums increased by 12 per cent due to growth in new product sales through direct channels, including internet banking and telemarketing. However, the increase in premiums was offset by the poor performance of global equities markets, which affected both net income from financial instruments designated at fair value and the movement in policyholders' liabilities.

The charges for loan impairment increased by HK$855 million to HK$5,625 million, mainly as a result of the difficult collections environment in India and deteriorating economic conditions in 2008. India, Australia, the Philippines and Indonesia recorded higher charges. These increases were partly offset by the improvement in asset quality and increased collections effectiveness in Taiwan compared to 2007.

As the financial crisis deepened in the US and Europe in the second half of 2008, Asia started to show signs of the slowdown. The group tightened criteria for new customer advances early in the year in anticipation of the slowdown and focussed on lower-risk segments by cross-selling to existing customers and partnership arrangements.

Operating expenses were HK$2,544 million, or 10.3 per cent higher than 2007. In Hong Kong, operating expenses rose by 4 per cent, driven by salary adjustments, increased headcount compared with the end of 2007 (although lower than at June 2008) and increased premises costs in part due to branch refurbishment.

In the Rest of Asia-Pacific, costs increased by HK$2,059 million, or 17 per cent. Significant investment in the region continued, especially in mainland China with the opening of 18 HSBC-branded outlets and two rural banks and in Japan with the rollout of seven HSBC Premier Centres. The group also continued to invest in Taiwan, Australia, India, Indonesia and Vietnam to support organic business expansion and the integration of strategic investments in both retail banking and insurance.

Income from associates of HK$968 million included results from Bank of Communications and Industrial Bank.

Commercial Banking  reported profit before tax of HK$19,159 million, an increase of 2.2 per cent over 2007. Increased impairment charges and lower interest rates impacted the results. Net operating income before loan impairment charges increased 11.8 per cent, driven by continued strong balance sheet growth and increasing crossborder alignment.

Net interest income increased by HK$883 million, or 5.2 per cent, compared with 2007 due to growth in deposits and advances.

In Hong Kong, net interest income fell by HK$316 million, or 2.6 per cent, as margins compressed. Despite Hong Kong dollar interest rates falling, Hong Kong dollar and foreign currency deposit balances increased due to a series of account acquisition campaigns, tactical campaigns for savings accounts and time deposits, expectations of foreign currency appreciation and the launch of the new Business Direct account.

Customer lending in Hong Kong increased 14.0 per cent to HK$245 billion. Strong growth was recorded in the first half of the year given the stable economic environment in early 2008. The group's lending to its 280,000 small and medium enterprise customers increased over the 2007 level as the group maintained its commitment to the SME Loan Guarantee Scheme which was first launched by the Hong Kong Government in 2001.

In the Rest of Asia-Pacific, net interest income grew by 23.5 per cent, or HK$1,199 million, due to growth in deposit and lending balances, particularly in mainland China and India.

Deposit balances benefited in part from customers' preference for liquidity following declines in equity markets. Our 'Best Bank for Small Business' strategy also led to income growth. Customer numbers and deposits also increased following the launch of Business Direct in India.

Net fee income increased by HK$842 million, or 14.2 per cent over 2007, driven by trade services growth in India and mainland China, foreign exchange volatility and account transaction and remittance service fees.

In Hong Kong, net fee income rose by 4.2 per cent as fees from trade services rose, benefiting from higher commodity prices in the first half of the year  and higher value per transaction.

In the Rest of Asia-Pacific, net fee income increased by 36.2 per cent driven by increased trade service fee income in India and mainland China.

Net trading income increased by HK$370 million compared with 2007 as foreign exchange income benefited from increased currency volatility and the increased trading volume between the US dollar and Hong Kong dollar.

Financial investments benefited from the sale of MasterCard and Visa shares, with a net gain of HK$262 million recorded.

The net charge for loan impairments was HK$2,846 million higher than in 2007, mainly as a result of higher individual charges against corporate customers in Hong Kong. The deterioration was attributable to a number of factors including exporters in Hong Kong being affected by reduced demand from the US and other developed countries. The sharp fall in the value of currencies and commodities left some customers' balance sheets weakened, coupled with rising fraud encountered with certain counterparties.  In addition, significant recoveries that were recognised in 2007 did not recur in 2008.

Outside Hong Kong, loan impairment charges increased by HK$463 million against 2007. However, a number of countries, such as Mauritius, Thailand and Australia made net recoveries despite the current environment.

Operating expenses increased by 16.2 per cent, or HK$1,285 million over 2007, largely due to increased staff costs in India and mainland China as investment in the business continued. Investment was undertaken to expand the group's presence, notably in mainland China and also in Taiwan where the branch network grew from eight at end of 2007 to 33 at the end of 2008, following the integration of the operations of The Chinese Bank. IT and infrastructure costs were also higher throughout the region as a result of branch expansion.

Income from associates of HK$4,367 million included the group's share of profits of Bank of Communications and Industrial Bank.

Global Banking and Markets reported profit before tax of HK$31,485 million, 26.9 per cent higher than 2007, largely due to higher net interest income from balance sheet management and higher net trading income from foreign exchange and Rates business.

Net interest income increased by HK$7,727 million, or 50.3 per cent, compared with 2007. Balance Sheet Management revenues increased as the business benefited from earlier positioning for falling shortterm interest rates across the region and in the US. Interest rate cuts in the US in response to the liquidity strain in the interbank market totalled 400 basis points over the 12 months to December. In mainland China, strong growth in the balance sheet, improved spreads and interest rate positioning led to higher revenues as the business continued to see the benefits of local incorporation in March 2007. Securities services contributed to the increase in net interest income as a result of a rise in deposits accompanied by improved spreads across the region. Global Banking lending revenues also grew, supported by higher loan balances and improved spreads in Hong Kong.

Net fee income decreased by 10.5 per cent compared with 2007 as a result of fewer opportunities for IPOs, debt underwriting deals and loan syndication transactions. Nevertheless, the group continued to lead the Asian debt issuance league tables. However, securities services remained strong, led by the subcustody and clearing business which performed strongly despite the adverse impact of the financial markets downturn.

Net trading income increased by HK$2,820 million, or 24.4 per cent, compared with 2007. In Hong Kong trading income was HK$1,082 million lower driven by writedowns in Global Banking and Markets. The writedowns were due in part to an exposure to a monoline insurer. Setting this aside, foreign exchange and Rates income grew strongly as continuing market volatility drove increased customer demand and trading opportunities.

In the Rest of Asia-Pacific, trading income rose strongly by HK$3,902 million, or 69.7 per cent, as volumes in foreign exchange and Rates products increased with higher customer demand and trading activity. This was driven by volatility in both the currency and Rates markets. The group's extensive presence across the region and its continued focus on emerging markets meant it was well-positioned to capture these sales and trading opportunities. Growth in South Korea was attributable to strong Rates performance, driven by increased activity in the local Rates market and hedging related to financing activity. Similarly in Australia, income growth from Rates was due to strategic positioning of the balance sheet to benefit from interest rate cuts in 2008. In mainland China, revenues increased significantly on account of Rates trading activity as a result of the tightening in US dollar spreads and movements in local currency government bond rates. Foreign exchange trading and sales revenues also showed good growth over 2007.

Loan impairment charges increased by HK$2,506 million over 2007 as a result of a number of significant writedowns on individual available-fo-rsale debt holdings.

Operating expenses increased by HK$519million, or 3.8 per cent. Higher staff costs reflected increased headcount in the first half compared with 2007, although there were various cost-saving initiatives in the second half as financial and economic conditions deteriorated. Investment in IT and infrastructure rose as transaction volumes increased and the expansion into emerging markets continued.

Profit from associates and joint ventures increased by HK$969 million, reflecting an increase in the share of profits from Bank of Communications and Industrial Bank.

Other included income and expenses relating to certain funding, investment, property and other activities that are not allocated to the customer groups.

In 2008 there was a significant fall in the market price, compared to cost, of longterm strategic equity investments held by the group. In accordance with accounting standards, this resulted in a writedown of HK$3,294 million recognised in the income statement.

The dilution gains recognised in 2007 on the group's interests in Bank of Communications and Industrial Bank were not repeated in 2008.

Consolidated Income Statement

	Year ended	Year ended
	31 December	31 December
Figures in HK$m	2008	2007

Interest income	125,864	144,153
Interest expense	(56,819)	(81,392)
Net interest income	69,045	62,761
Fee income	37,751	41,149
Fee expense	(6,984)	(6,208)
Net fee income	30,767	34,941
Net trading income	21,363	16,056
Net (loss)/ income from financial instruments
designated at fair value	(10,982)	6,201
Gains less losses from financial investments	(2,976)	892
Gains arising from dilution of investments
in associates	-	4,735
Dividend income	852	693
Net earned insurance premiums	26,886	23,695
Other operating income	4,076	4,056
Total operating income	139,031	154,030
Net insurance claims incurred and
movement in policyholders' liabilities	(14,767)	(27,021)
Net operating income before loan
impairment charges and other credit
risk provisions	124,264	127,009
Loan impairment charges and other
credit risk provisions	(12,000)	(5,805)
Net operating income	112,264	121,204
Employee compensation and benefits	(28,132)	(26,431)
General and administrative expenses	(20,690)	(18,039)
Depreciation of property, plant and
equipment	(2,609)	(2,096)
Amortisation of intangible assets	(832)	(612)
Total operating expenses	(52,263)	(47,178)
Operating profit	60,001	74,026
Share of profit in associates and
joint ventures	7,689	4,735
Profit before tax	67,690	78,761
Tax expense	(12,710)	(13,456)
Profit for the year	54,980	65,305

Profit attributable to shareholders	50,306	58,028
Profit attributable to minority interests	4,674	7,277

Consolidated Balance Sheet

	At 31 December	At 31 December
Figures in HK$m	2008	2007

ASSETS
Cash and short-term funds	597,572	794,923
Items in the course of collection from other
banks	13,949	20,357
Placings with banks maturing after one month	55,569	60,328
Certificates of deposit	57,078	97,358
Hong Kong SAR Government certificates
of indebtedness	119,024	108,344
Trading assets	493,670	360,704
Financial assets designated at fair value	40,553	63,152
Derivatives	453,923	180,440
Advances to customers	1,286,145	1,212,086
Financial investments	586,161	532,243
Amounts due from Group companies	378,662	364,724
Investments in associates and joint ventures	48,270	39,832
Goodwill and intangible assets	16,181	12,309
Property, plant and equipment	35,885	33,356
Deferred tax assets	1,699	1,566
Retirement benefit assets	84	123
Other assets	75,931	70,094
Total assets	4,260,356	3,951,939

LIABILITIES
Hong Kong SAR currency notes in circulation	119,024	108,344
Items in the course of transmission to other
banks	31,334	31,586
Deposits by banks	196,674	169,177
Customer accounts	2,576,084	2,486,106
Trading liabilities	210,587	265,675
Financial liabilities designated at fair value	39,926	38,147
Derivatives	466,204	173,322
Debt securities in issue	48,800	84,523
Retirement benefit liabilities	7,486	1,537
Amounts due to Group companies	51,244	65,846
Other liabilities and provisions	63,319	70,203
Liabilities under insurance contracts issued	113,431	91,730
Current tax liabilities	3,270	5,833
Deferred tax liabilities	4,433	5,148
Subordinated liabilities	19,184	18,500
Preference shares	92,870	90,328
Total liabilities	4,043,870	3,706,005

	At 31 December	At 31 December
Figures in HK$m	2008	2007

EQUITY
Share capital	22,494	22,494
Other reserves	36,863	83,952
Retained profits	123,085	107,908
Proposed fourth interim dividend	11,170	6,500
Total shareholders' equity	193,612	220,854
Minority interests	22,874	25,080
	216,486	245,934
Total equity and liabilities	4,260,356	3,951,939

Consolidated Statement of
Recognised Income and Expense

	Year ended	Year ended
	31 December	31 December
Figures in HK$m	2008	2007

Availableforsale investments
- fair value changes taken to equity	(46,506)	35,801
- fair value changes transferred to the income statement
on disposal	(1,709)	(959)
- fair value changes transferred to the income statement
on impairment	2,682	-
- fair value changes transferred to the income statement
on hedged items due to hedged risk	(1,973)	(594)

Cash flow hedges:
- fair value changes taken to equity	4,182	555
- fair value changes transferred to the income statement	(2,652)	632

Property revaluation:
- fair value changes taken to equity	1,946	3,291

Share of changes in equity of associates and joint ventures	97	14
Exchange differences	(6,996)	6,292
Actuarial losses on post-employment benefits	(6,194)	(3,568)
	(57,123)	41,464
Net deferred tax on items taken directly to equity	1,116	45
Total income and expense taken to equity during the year	(56,007)	41,509
Profit for the year	54,980	65,305
Total recognised income and expense for the year	(1,027)	106,814

Total recognised income and expense for the year
attributable to:
- shareholders	(1,968)	98,085
- minority interests	941	8,729
	(1,027)	106,814

Consolidated Cash Flow Statement

	Year ended	Year ended
	31 December	31 December
Figures in HK$m	2008	2007

Operating activities
Cash (used in)/ generated from operations	(75,489)	292,331
Interest received on financial investments	17,548	21,393
Dividends received on financial investments	697	585
Dividends received from associates	3,005	1,208
Taxation paid	(14,586)	(11,942)

Net cash (outflow)/ inflow from operating activities	(68,825)	303,575

Investing activities
Purchase of financial investments	(632,954)	(436,191)
Proceeds from sale or redemption of financial
investments	570,372	443,128
Purchase of property, plant and equipment	(3,269)	(3,197)
Proceeds from sale of property, plant and equipment and assets held for sale	218	1,214
Purchase of other intangible assets	(1,757)	(1,271)
Net cash outflow in respect of the acquisition of and
increased shareholding in subsidiary companies	(1,240)	(134)
Net cash inflow in respect of the sale of subsidiary
companies	-	111
Net cash inflow in respect of the purchase of
interests in business portfolios	13,992	1,999
Net cash outflow in respect of the purchase of
interests in associates and joint ventures	(2,643)	(3,628)
Net cash (outflow)/ inflow from the sale of interests in business portfolios	(33)	1,948
Proceeds from the sale of interests in associates	-	238
Net cash (outflow)/ inflow from investing activities	(57,314)	4,217

Net cash (outflow)/ inflow before financing	(126,139)	307,792

Financing
Issue of preference share capital	3,113	13,587
Change in minority interests	1,893	688
Repayment of subordinated liabilities	-	(463)
Issue of subordinated liabilities	296	2,345
Ordinary dividends paid	(26,500)	(23,000)
Dividends paid to minority interests	(4,664)	(5,153)
Interest paid on preference shares	(5,752)	(5,144)
Interest paid on subordinated liabilities	(1,039)	(1,166)
Net cash outflow from financing	(32,653)	(18,306)

Decrease/ (increase) in cash and cash equivalents	(158,792)	289,486

Additional Information

1. Net interest income

	Year ended	Year ended
	31 December	31 December
Figures in HK$m	2008	2007

Net interest income	69,045	62,761
Average interest-earning assets	2,926,332	2,649,116
Net interest spread	2.21%	2.05%
Net interest margin	2.36%	2.37%

Net interest income increased by HK$6,284 million, or 10.0 per cent, to HK$69,045 million. Higher net interest income was driven by a combination of asset growth and lower costs of funds. Changes to balance sheet management also led to a reduced yield, where funds have been deployed into high quality but lower-yielding assets to reduce risk. Net interest income has also been impacted by the redeployment of commercial surplus to support trading activities, where returns are reported in 'Net trading income'.

Average interest-earning assets grew by HK$277.2 billion to HK$2,926.3 billion (10.5 per cent), with the increase predominantly in the first half of 2008. Average advances to customers increased by HK$164.3 billion (14.0 per cent) to HK$1,306.7 billion, largely driven by volume growth in term lending in Hong Kong and mainland China, coupled with higher demand for mortgages.  Indonesia, India, South Korea and Singapore also reported higher average corporate lending. Average loans to banks increased by HK$67.1 billion to HK$756.2 billion funded by the redeployment of commercial surplus across the region, particularly in central bank loans and reverse repos. Furthermore, surplus funds have been re-deployed to government-sponsored securities and loans to fellow Group entities in recent months. As a result, inter-company interestbearing assets increased HK$58.4 billion to HK$202.4 billion, offset by lower average financial investments, down HK$12.1 billion to HK$665.7 billion.

Net interest margin was 2.36 per cent, one basis point lower than 2007. Net interest spread improved by 16 basis points to 2.21 per cent, offset by a decline of 17 basis points for the contribution from net free funds, partly owing to growth in the trading book. Despite a widened interest spread compared to 2007, it gradually narrowed during 2008 against the backdrop of falling interest rates. Higher net interest spreads and margins in Hong Kong were offset by the Rest of AsiaPacific.

For the bank in Hong Kong, net interest margin remained unchanged at 2.27 per cent as at 31 December 2008. Interest spread was 16 basis points higher at 2.29 per cent, benefiting from the combined effect of greater savings in cost of funds and volume growth in savings and lending portfolios. Growth in customer deposits and term lending were driven by increased number of transactions in both Hong Kong and mainland China. Ongoing pricing and promotion programmes were major drivers for higher mortgages and credit card advances. Increases to inter-company interestearning loans with fellow Group companies, including Structured Investment Vehicles ('SIVs',) also led to a higher margin. Improvement in balance sheet management income from re-pricing of portfolios reflected the delayed effect of lower interest rates on the back of successive US interest rate cuts. The easing of inter-bank rates in the second half of 2008 had a direct impact on Best Lending Rates. At the same time, contribution from net free funds was 16 basis points lower as a result of more funds being used to acquire debt securities and treasury bills under the trading portfolio.

At Hang Seng Bank, net interest margin improved by five basis points to 2.59 per cent. Net interest spread increased by 36 basis points to 2.34 per cent. An improved spread was the result of growing personal and commercial business, lower costs of customer deposits and timing of mortgage re-pricing. Volume growth was noted in mortgages, higheryielding personal loans, credit cards, mainland China loans and trade finance facilities. Growth in money market placements and a reduction in debt securities reflected a change in asset mix in light of the difficult market conditions. Meanwhile, the benefit of interestfree funds decreased by 31 basis points to 0.25 per cent, reflecting funding of a larger trading portfolio.

In the Rest of Asia-Pacific, net interest margin was 2.09 per cent as at 31 December 2008, 16 basis points lower than 2007. Meanwhile, interest spread reduced by 28 basis points to 1.78 per cent. The narrowing spread was driven by the combination of falling interest rates and redeployment of commercial surplus to lower-yielding inter-bank placements and trading activities to manage liquidity. The lower spread particularly affected mainland China, with balance sheet growth in the region largely consistent with ongoing branch expansions, particularly in customer accounts and personal lending. With deposits growing at a faster rate than loans and advances, excess funds have been utilised to invest in bonds at lower yields. Singapore also reported a lower margin on the back of falling inter-bank rates. However Australia, South Korea and Japan all reported higher margins through growth in customer lending and deposits. In India, a higher margin was the result of greater emphasis on commercial lending and core deposit products. At the same time, the region progressively reduced exposures to unsecured personal lending because of the deteriorating credit environment.

2. Net fee income

Figures in HK$m	2008	2007

Account services	2,027	1,625
Credit facilities	1,767	1,471
Trade finance	3,970	3,360
Remittances	1,900	1,653
Securities/stockbroking	9,734	11,874
Cards	5,308	4,321
Insurance	617	889
Unit trusts	2,374	4,714
Funds under management	3,969	4,833
Other	6,085	6,409

Fee income	37,751	41,149

Fee expense	(6,984)	(6,208)

	30,767	34,941

Net fee income was HK$4,174 million, or 11.9 per cent, lower than in 2007.

Unit trusts income fell by 49.6 per cent, as the demand for wealth management products decreased substantially in 2008. Volatility in global equity markets and an unfavourable investment climate led to a decline in new sales of unit trusts and investment funds in Hong Kong. As a result, subscription fees and commissions fell. The adverse conditions also had an impact on South Korea, Taiwan and Singapore.

Securities and stockbroking income decreased by 18.0 per cent, in contrast to a high performing year in 2007. With lower stock market turnover, income generated from stockbroking activities, IPO opportunities and custodian services decreased, notably in Hong Kong and South Korea.

Card fees were 22.8 per cent higher than 2007 which was largely in line with growth in average credit card advances and outstanding balances. An increase in circulation also resulted in rising merchant and interchange fee income. Favourable performance was achieved in Hong Kong, Australia, India, Indonesia, Philippines and Singapore. Fee income also included that generated from the acquisition of the assets, liabilities and operations of The Chinese Bank in Taiwan.

Underwriting income, which is included within 'Other', decreased significantly, due to fewer large deals concluded in 2008 in Hong Kong. At the same time, remittances increased by 14.9 per cent due to volume growth in trade between mainland China and Hong Kong. The growing customer base as a result of the extensive branch expansions in mainland China was also a factor. Singapore benefited from marketing campaigns aiming to enhance the awareness of international remittance services.

3. Net trading income

Figures in HK$m	2008	2007

Dealing profits	13,462	12,831

Net (loss)/gain from hedging activities	(73)	63

Interest on trading assets and liabilities	7,215	2,678

Dividend income from trading securities	759	484

	21,363	16,056

Trading income rose by 33.1 per cent to HK$21,363 million. Favourable trading profits benefited from market volatility, redeployment of a growing commercial surplus to support trading activities and lower funding costs against the backdrop of falling interest rates. Increased market volatility led to increased customer volumes and trading opportunities in foreign exchange and interest rate products. Despite the favourable underlying performance across Asia, Hong Kong was adversely affected by the impact of a write-down of a single exposure to a monoline insurer and revaluation losses on Guaranteed Provident Fund provisions.

  4. Gains less losses from financial investments

Figures in HK$m	2008	2007

Gains on disposal of available-for-sale securities	1,807	892
Impairment of available-for-sale equity investments	(4,783)	-
	(2,976)	892

The net loss on financial investments in 2008 included significant write-downs of strategic investments of HK$4,783 million, in accordance with accounting standards, partly offset by gains on sales of shares in MasterCard and Visa. Prior period gains included the disposal of Philippines government securities and equity securities held by Hang Seng Bank.

5. Other operating income

Figures in HK$m	2008	2007

Rental income from investment properties	153	151
Movement in present value of
in-force insurance business	823	950
Gains on investment properties	11	564
(Loss)/profit on disposal of property, plant
and equipment, and assets held for sale	(63)	64
(Loss)/profit on disposal of subsidiaries,
associates and business portfolios	(96)	96
Surplus arising on property revaluation	60	122
Other	3,188	2,109
	4,076	4,056

'Other' mainly consists of recoveries of IT and other operating costs that were incurred on behalf of fellow HSBC Group companies. In 2008, other income included the recovery gains on loans acquired from The Chinese Bank. A lower surplus arising on property revaluation was driven by write-downs in the second half of 2008 which offset gains made in the first half, reflecting falling property market prices in Hong Kong.

6. Insurance income

Included in the consolidated income statement are the following revenues earned by the insurance business:

Figures in HK$m	2008	2007

Net interest income	3,369	2,892
Net fee income	1,159	1,738
Net trading (loss)/ income	(126)	3
Net (loss)/ income from financial instruments
designated at fair value	(11,471)	6,894
Gains less losses from financial investments	(1,468)	4
Dividend income	1	1
Net earned insurance premiums	26,886	23,695
Movement in present value of inforce business	823	950
Other operating income	307	112
	19,480	36,289
Net insurance claims incurred and movement
in policyholder liabilities	(14,767)	(27,021)

Net operating income	4,713	9,268

Gains less losses from financial investments in the insurance business includes a significant writedown of a strategic investment in 2008. Changes in the fair value of assets supporting linked insurance contracts are reported in 'Net income from financial instruments designated at fair value' but with offsetting movements in the value of those contracts in 'Net insurance claims incurred and movement in policyholder liabilities'.

7. Loan impairment charges and other credit risk provisions

Figures in HK$m	2008	2007

Net charge for impairment of customer advances

- Individually assessed impairment allowances:
New allowances	4,243	1,884
Releases	(523)	(646)
Recoveries	(169)	(197)
	3,551	1,041
- Net charge for collectively assessed
impairment allowances	6,542	4,619
	10,093	5,660

Net charge for other credit risk provisions	1,907	145

Net charge for loan impairment and
other credit risk provisions	12,000	5,805

The net charge for loan impairment and other credit risk provisions was HK$6,195 million higher than the previously low level in 2007.

The increase in individually assessed impairment allowances was largely related to corporate lending, reflecting increasing financial difficulties experienced by companies across the region, notably in Hong Kong, India, Indonesia and Taiwan. This was partly offset by non-recurring charges attributable to the financial trouble of certain customers in Thailand in 2007.

The net charge for collectively assessed impairment allowances increased, primarily as India continued to incur higher credit card delinquencies on the back of increased card spending and a poor economic environment. Hong Kong also reported higher write-downs against personal loans and cards. Meanwhile, higher charges in Australia were consistent with the growth and maturity in the card business. In Taiwan, there were lower provisions due to an improvement in asset quality.

In the second half of 2008, the group incurred significant write-downs on exposures against certain financial institutions which are reported as other credit risk provisions.

8. Employee compensation and benefits

Figures in HK$m	2008	2007

Wages, salaries and other costs	20,117	16,687
Performance-related pay	6,126	8,317
Social security costs	549	327
Retirement benefit costs	1,340	1,100
	28,132	26,431

Staff numbers by region^
	At 31 December	At 31 December
	2008	2007

Hong Kong	27,755	26,069
Rest of Asia-Pacific	37,799	33,267
Americas/Europe	17	18
Total	65,571	59,354

^ Full-time equivalent

Staff costs increased by HK$1,701 million, or 6.4 per cent, compared with 2007. Wages and salaries rose by 20.6 per cent as a result of higher headcounts through acquisitions and organic investment for longterm growth across the region, including the operations of The Chinese Bank in Taiwan and IL&FS Investsmart in India. Headcount increased in mainland China to support new branch openings, in India as a result of expansion of the Commercial Banking business and in Hong Kong to support business expansion generally. However, in recent months, headcount has been reduced as efforts have been made to control costs against the backdrop of a more uncertain outlook for revenues. Wages and salary increases also partly reflected talent retention in a competitive labour market earlier in the year.

Performance-related pay fell by HK$2,191 million, reflecting the less favourable performance in Hong Kong in 2008, especially when compared to strong 2007 results.

9. General and administrative expenses

Figures in HK$m	2008	2007

Premises and equipment
- Rental expenses	2,432	1,957
- Amortisation of prepaid operating lease
payments	59	59
- Other premises and equipment	3,068	2,750
	5,559	4,766

Marketing and advertising expenses	3,579	4,170

Other administrative expenses	11,128	9,537

Litigation and other provisions	424	(434)

	20,690	18,039

General and administrative expenses increased by HK$2,651 million, or 14.7 per cent. Factors contributing to higher expenditures included ongoing business expansion, transaction volumes and higher external supplier costs. Hong Kong, mainland China, India and Taiwan all reported higher expenses in IT, legal and professional fees, consultancy, collection and processing. Premises costs rose as a result of higher rental prices on lease renewal and branch refurbishments, particularly in Hong Kong. Partly offsetting these increases was a fall in marketing expenses as marketing activities were reduced in the second half of the year. However, litigation costs increased due to the combined effect of a non-recurring release in 2007 and new charges in 2008.

10. Share of profit in associates and joint ventures

Share of profit in associates and joint ventures principally included the group's share of post-tax profits from Bank of Communications and Industrial Bank, and amortisation of intangible assets arising on acquisition.

11. Tax expense

The tax expense in the consolidated income statement comprises:

Figures in HK$m	2008	2007

Current income tax
- Hong Kong profits tax	6,244	8,279
- Overseas taxation	6,194	4,651
Deferred taxation	272	526
	12,710	13,456

The effective rate of tax for 2008 was 18.8 per cent compared with 17.1 per cent in 2007. The increase was mainly attributable to the profit mix with a larger proportion of income being generated in jurisdictions with a higher tax rate.

12. Dividends

	2008		2007
	HK$	HK$m	HK$	HK$m
	per share		per share

Dividends paid on ordinary share capital
- In respect of the previous financial year,
approved and paid during the year	0.72	6,500	0.72	6,500
- In respect of the current financial year	2.22	20,000	1.84	16,500
	2.94	26,500	2.56	23,000

The Directors have declared a fourth interim dividend in respect of the financial year ended 31 December 2008 of HK$11,170 million (HK$1.24 per ordinary share).

13. Advances to customers

	At 31 December	At 31 December
Figures in HK$m	2008	2007

Gross advances to customers	1,297,103	1,219,346

Impairment allowances
- Individually assessed	(5,033)	(2,182)
- Collectively assessed	(5,925)	(5,078)
	(10,958)	(7,260)
	1,286,145	1,212,086

Allowances as a percentage of gross advances
to customers:
- Individually assessed	0.39%	0.18%
- Collectively assessed	0.46%	0.42%
Total allowances	0.85%	0.60%

14. Impairment allowances against advances to customers

	Individually	Collectively
	assessed	assessed
Figures in HK$m	allowances	allowances	Total

At 1 January 2008	2,182	5,078	7,260
Amounts written off	(628)	(5,920)	(6,548)
Recoveries of advances written off in
previous years	169	823	992
Net charge to income statement
(Note 7)	3,551	6,542	10,093
Unwinding of discount on loan
impairment	(69)	(211)	(280)
Exchange and other adjustments	(172)	(387)	(559)

At 31 December 2008	5,033	5,925	10,958

15. Impaired advances to customers and allowances

The geographical information shown below, and in notes 16, 17 and 18, has been classified by location of the principal operations of the subsidiary company or, in the case of the bank, by location of the branch  responsible for advancing the funds.

		Rest of
Figures in HK$m	Hong Kong	Asia-Pacific	Total

Year ended 31 December 2008

Impairment allowance charge	4,210	5,883	10,093

At 31 December 2008

Advances to customers that are considered to be impaired are as follows:

Gross impaired advances	6,601	6,479	13,080

Individually assessed allowances	(3,108)	(1,925)	(5,033)
	3,493	4,554	8,047

Individually assessed allowances as a
percentage of gross impaired advances	47.1%	29.7%	38.5%

Gross impaired advances as a percentage
of gross advances to customers	0.9%	1.2%	1.0%

		Rest of
Figures in HK$m	Hong Kong	Asia-Pacific	Total

Year ended 31 December 2007

Impairment allowance charge	1,654	4,006	5,660

At 31 December 2007

Advances to customers that are considered to be impaired are as follows:

Gross impaired advances	3,380	5,003	8,383

Individually assessed allowances	(1,028)	(1,154)	(2,182)
	2,352	3,849	6,201

Individually assessed allowances as a
percentage of gross impaired advances	30.4%	23.1%	26.0%

Gross impaired advances as a percentage
of gross advances to customers	0.5%	0.9%	0.7%

Impaired advances to customers are those advances where objective evidence exists that full repayment of principal or interest is considered unlikely.

The individually assessed allowances are made after taking into account the value of collateral in respect of such advances.

16. Overdue advances to customers
		Rest of
Figures in HK$m	Hong Kong	Asia-Pacific	Total

At 31 December 2008

Gross advances to customers that have
been overdue with respect to either
principal or interest for periods of:

- more than three months but not more than six months	1,059	2,559	3,618

- more than six months but not more than one year	603	859	1,462

- more than one year	881	1,613	2,494
	2,543	5,031	7,574

Overdue advances to customers as a
percentage of gross advances to
customers:

- more than three months but not more than six months	0.1%	0.5%	0.3%

- more than six months but not more than one year	0.1%	0.2%	0.1%

- more than one year	0.1%	0.3%	0.2%
	0.3%	1.0%	0.6%

16. Overdue advances to customers (continued)

		Rest of
Figures in HK$m	Hong Kong	Asia-Pacific	Total

At 31 December 2007

Gross advances to customers that have
been overdue with respect to either
principal or interest for periods of:

- more than three months but not more than six months	737	1,403	2,140

- more than six months but not more than one year	223	837	1,060

- more than one year	637	1,042	1,679
	1,597	3,282	4,879

Overdue advances to customers as a
percentage of gross advances to
customers:

- more than three months but not more than six months	0.1%	0.3%	0.2%

- more than six months but not more than one year	0.0%	0.2%	0.1%

- more than one year	0.1%	0.2%	0.1%
	0.2%	0.7%	0.4%

As at 31 December 2008 and 31 December 2007, there were no advances to banks and other financial institutions that were overdue for more than three months.

17. Rescheduled advances to customers

	Rest of
Figures in HK$m	Hong Kong	Asia-Pacific	Total

At 31 December 2008

Rescheduled advances to customers	1,688	1,472	3,160

Rescheduled advances to customers as a
percentage of gross advances to
customers	0.2%	0.3%	0.2%

At 31 December 2007

Rescheduled advances to customers	1,610	1,620	3,230

Rescheduled advances to customers as a
percentage of gross advances to
customers	0.2%	0.3%	0.3%

As at 31 December 2008 and 31 December 2007, there were no rescheduled advances to banks and other financial institutions.

Rescheduled advances to customers are those advances that have been restructured or renegotiated because of deterioration in the financial position of the borrower or the inability of the borrower to meet the original repayment schedule.

Rescheduled advances to customers are stated net of any advances which have subsequently become overdue for more than three months and which are included in 'Overdue advances to customers' (Note 16).

18. Analysis of advances to customers based on categories used by the HSBC Group

The following analysis of advances to customers is based on categories used by the HSBC Group, including The Hongkong and Shanghai Banking Corporation Limited and its subsidiary companies, to manage associated risks.

		Rest of	Americas/
Figures in HK$m	Hong Kong	Asia-Pacific	Europe	Total

At 31 December 2008

Residential mortgages	223,066	118,733	4	341,803

Hong Kong SAR Government's Home
Ownership Scheme, Private Sector
Participation Scheme and Tenants
Purchase Scheme mortgages	30,086	-	-	30,086

Credit card advances	36,255	25,120	-	61,375

Other personal	41,267	37,255	-	78,522
Total personal	330,674	181,108	4	511,786

Commercial, industrial and
international trade	156,438	203,259	-	359,697

Commercial real estate	109,266	50,787	-	160,053

Other property-related lending	78,757	21,653	-	100,410

Government	7,367	4,386	-	11,753

Other commercial	50,540	52,607	-	103,147
Total corporate and commercial	402,368	332,692	-	735,060

Non-bank financial institutions	18,617	29,870	-	48,487

Settlement accounts	1,651	119	-	1,770
Total financial	20,268	29,989	-	50,257

Gross advances to customers	753,310	543,789	4	1,297,103

Impairment allowances	(5,568)	(5,390)	-	(10,958)

Net advances to customers	747,742	538,399	4	1,286,145

18. Analysis of advances to customers based on categories used by the HSBC Group (continued)

		Rest of	Americas/
Figures in HK$m	Hong Kong	Asia-Pacific	Europe	Total

At 31 December 2007

Residential mortgages	197,712	128,650	4	326,366

Hong Kong SAR Government's Home
Ownership Scheme, Private Sector
Participation Scheme and Tenants
Purchase Scheme mortgages	30,738	-	-	30,738

Credit card advances	35,279	25,926	-	61,205

Other personal	41,567	40,115	1	81,683
Total personal	305,296	194,691	5	499,992

Commercial, industrial and
international trade	138,331	200,475	-	338,806

Commercial real estate	94,748	46,391	-	141,139

Other property-related lending	63,697	20,936	-	84,633

Government	2,587	6,338	-	8,925

Other commercial	40,369	52,752	-	93,121
Total corporate and commercial	339,732	326,892	-	666,624

Non-bank financial institutions	19,363	29,344	-	48,707

Settlement accounts	3,798	225	-	4,023
Total financial	23,161	29,569	-	52,730

Gross advances to customers	668,189	551,152	5	1,219,346

Impairment allowances	(2,932)	(4,328)	-	(7,260)

Net advances to customers	665,257	546,824	5	1,212,086

Net advances to customers increased by HK$74.1 billion, or 6.1 per cent, since the end of 2007.

Net advances in Hong Kong grew by HK$82.5 billion, or 12.4 per cent, since the end of 2007. The growth in advances was largely attributable to growth in corporate and commercial advances, which increased by HK$62.6 billion, or 18.4 per cent, with increases noted mainly in commercial, industrial and international trade, commercial real estate and other property-related sectors. Residential mortgages also grew by HK$25.4 billion, or 12.8 per cent, following a succession of interest rate cuts in the first half of 2008.

In the Rest of AsiaPacific, net advances decreased by HK$8.4 billion, or 1.5 per cent, since the end of 2007, affected by the depreciation in currencies across the region. On a constant currency basis, net advances increased HK$40.1 billion, or 8.0 per cent notably in the commercial sectors. Net advances to the commercial, industrial and international trade sector, increased by HK16.1 billion, or 8.6 per cent, notably in Singapore and Mauritius, but were partly offset by a decrease in mainland China. Net advances to the commercial real estate sector increased by HK$6.9 billion, or 15.7 per cent. In personal lending, residential mortgages recorded a growth of HK$7.0 billion, or 6.3 per cent, with increases mainly in Singapore, mainland China and South Korea.

19. Analysis of advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ('HKMA')

The following analysis of advances to customers is based on the categories contained in the 'Quarterly Analysis of Loans and Advances and Provisions' return required to be submitted to the HKMA by branches of the bank and by banking subsidiary companies in Hong Kong.

	At 31 December	At 31 December
Figures in HK$m	2008	2007

Gross advances to customers for use in
Hong Kong

Industrial, commercial and financial
Property development	55,646	47,217
Property investment	139,174	116,331
Financial concerns	9,417	10,731
Stockbrokers	744	2,669
Wholesale and retail trade	51,580	38,502
Manufacturing	31,811	21,526
Transport and transport equipment	29,026	26,381
Recreational activities	55	238
Information technology	4,189	2,504
Others	49,562	40,674
	371,204	306,773

Individuals
Advances for the purchase of flats under the
Hong Kong SAR Government's Home
Ownership Scheme, Private Sector
Participation Scheme and Tenants
Purchase Scheme	30,086	30,738
Advances for the purchase of other
residential properties	198,982	176,591
Credit card advances	36,255	35,279
Others	34,232	37,188
	299,555	279,796

	At 31 December	At 31 December
Figures in HK$m	2008	2007

Gross advances to customers for use in
Hong Kong	670,759	586,569
Trade finance	64,758	65,149

Gross advances to customers for use outside Hong
Kong made by branches of the Bank and subsidiary
companies in Hong Kong	17,793	16,471

Gross advances to customers made by branches of
the Bank and subsidiary companies in Hong Kong	753,310	668,189

Gross advances to customers made by branches of
the Bank and subsidiary companies outside Hong Kong:
- Rest of Asia-Pacific	543,789	551,152
- Americas/Europe	4	5

Gross advances to customers	1,297,103	1,219,346

20. Cross-border exposure

The country risk exposures in the tables below are prepared in accordance with the HKMA Return of External Positions Part II: Cross-Border Claims (MA(BS)9) guidelines.

Cross-border claims are on-balance sheet exposures to counterparties based on the location of the counterparties after taking into account the transfer of risk.

The tables show claims on individual countries and territories or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross-border claims.

Cross-border risk is controlled centrally through a well-developed system of country limits and is frequently reviewed to avoid concentration of transfer, economic or political risk.

	Banks and
	other	Public
	financial	sector
Figures in HK$m	institutions	entities	Other	Total

At 31 December 2008

Americas
United States	96,870	122,594	48,225	267,689
Other	24,459	4,171	82,817	111,447
	121,329	126,765	131,042	379,136

Europe
United Kingdom	349,284	575	28,651	378,510
Other	221,598	8,571	62,754	292,923
	570,882	9,146	91,405	671,433

Asia-Pacific excluding Hong Kong	158,481	168,458	167,597	494,536

At 31 December 2007

Americas
United States	53,963	63,624	62,638	180,225
Other	48,643	2,713	51,189	102,545
	102,606	66,337	113,827	282,770

Europe
United Kingdom	322,972	17	46,218	369,207
Other	450,375	1,651	48,113	500,139
	773,347	1,668	94,331	869,346

Asia-Pacific excluding Hong Kong	241,481	104,092	171,184	516,757

21. Customer accounts

	At 31 December	At 31 December
Figures in HK$m	2008	2007

Current accounts	408,891	417,786
Savings accounts	1,172,406	983,874
Other deposit accounts	994,787	1,084,446
	2,576,084	2,486,106

Customer accounts increased by HK$90.0 billion, or 3.6 per cent, compared with the end of 2007.

In Hong Kong, customer accounts rose by HK$84.5 billion, or 5.0 per cent. Despite the low interest rate environment, growth in core deposits was due to customer preference for cash deposits over other investments and capital inflows from mainland China. Deposits from Personal Financial Services and Commercial Banking increased HK$116.6 billion, or 11.6 per cent, and HK$23.1 billion, or 5.8 per cent, respectively. However, customer accounts in Global Banking and Markets fell by HK$52.1 billion or 17.9 per cent.

In the Rest of Asia-Pacific, customer accounts increased by HK$5.5 billion, or 0.7 per cent, through growth in both savings and current accounts. Deposits from Personal Financial Services increased by HK$25 billion, or 10 per cent, but this increase was offset by decreases in Global Banking and Markets of HK$21.5 billion, or 6.3 per cent, and in Commercial Banking of HK$4.2 billion, or 2.4 per cent. Mainland China continued to generate strong growth in deposits from all customer groups through ongoing branch network expansion. Another contributing factor was stronger demand for savings products over equity-linked investments as equity market conditions worsened. Japan and Singapore also reported higher customer accounts on the back of business expansion (especially Personal Financial Services) and marketing activities to attract new customers.

The group's advances-to-deposits ratio increased to 49.9 per cent at 31 December 2008, from 48.8 per cent at 31 December 2007.

22. Business combinations

On 29 March 2008, HSBC acquired the assets, liabilities and operations of The Chinese Bank Co., Ltd. ('The Chinese Bank') in Taiwan. In using the purchase method of accounting, HSBC recognised goodwill of HK$33 million and a payment of HK$12,274 million by the Taiwan Government's Central Deposit Insurance Corporation. Since the date of acquisition, The Chinese Bank has contributed a loss of HK$45 million to the net profit of the group.

The fair values at the date of acquisition of the assets, liabilities and contingent liabilities of The Chinese Bank were as set out below.

Fair
Figures in HK$m	value

Cash and balances at central banks	290
Loans and advances to banks	1,427
Loans and advances to customers	10,776
Trading assets	1,013
Intangibles	2,084
Fixed assets	308
Prepayments and accrued income	12
Other assets	1,498
Deposits by banks	(7,993)
Customer deposits	(19,567)
Debt securities in issue	(1,641)
Accruals and deferred income	(165)
Other liabilities and provisions	(349)
Net liabilities acquired	(12,307)

Goodwill	33

Total cash received	(12,274)

On 30 September 2008, HSBC acquired 93.86 per cent of IL&FS Investsmart Limited ('Investsmart') in India. The Hongkong and Shanghai Banking Corporation Limited ('the group') holds 43.85 per cent and accounts for the acquisition as a subsidiary undertaking. The group paid a cash consideration of HK$1,142 million in respect of this acquisition. The consideration exceeded the fair value of the assets by HK$572 million and this excess has been recognised on the balance sheet as goodwill and intangible assets.

The group has less than 50 per cent of the voting rights of Investsmart however, the entity is consolidated as the group has management control over Investsmart by the existence of presently exercisable potential voting rights.

23. Disclosure for selected exposures

a    Holdings of asset-backed securities

The group has holdings of asset-backed securities (ABSs), including those represented by mortgage-backed securities (MBSs) and by collateralised debt obligations (CDOs). The table below shows the group's exposure to ABSs issued by entities that are not consolidated by any HSBC Group entities. The carrying amounts of these exposures are measured at fair value.

Figures in HK$m	Gross principal^	CDS gross protection^^	Net principal exposure^^^	Carrying amount^^^^
At 31 December 2008
Sub-prime residential mortgage- related assets:
MBSs and MBS CDOs
- high grade (AA or AAA rated)	1,192	-	1,192	411
- rated C to A	2,439	-	2,439	36
	3,631	-	3,631	447
US government-sponsored enterprises’ mortgage-related assets:
MBSs
- high grade (AA or AAA rated)	6,092	-	6,092	6,116

Other residential mortgage-related assets :
MBSs
- high grade (AA or AAA rated)	4,770	-	4,770	4,266
- not publicly rated	13	-	13	-
	4,783	-	4,783	4,266
Commercial property mortgagerelated assets:
MBSs
- high grade (AA or AAA rated)	603	-	603	595
- rated C to A	25	-	25	25
- not publicly rated	3	-	3	-
	631	-	631	620
Leverage financerelated assets:
ABSs and ABS CDOs
high grade (AA or AAA rated)	152	-	152	91

Student loan-related assets:
ABSs and ABS CDOs
- high grade (AA or AAA rated)	2,037	-	2,037	1,934
- not publicly rated	7	-	7	-
	2,044	-	2,044	1,934
Other assets:
ABSs and ABS CDOs
- high grade (AA or AAA rated)	1,168	-	1,168	1,116
- rated C to A	1,360	(1,352)	8	1
- not publicly rated	280	(232)	48	-
	2,808	(1,584)	1,224	1,117
	20,141	(1,584)	18,557	14,591

Figures in HK$m	Gross principal^	CDS gross protection^^	Net principal exposure^^^	Carrying amount^^^^
At 31 December 2007
Sub-prime residential mortgage- related assets:
MBSs and MBS CDOs
- high grade (AA or AAA rated)	4,476	(2,846)	1,630	1,310
- rated C to A	1,591	(1,450)	141	101
	6,067	(4,296)	1,771	1,411

US government-sponsored enterprises' mortgage-related assets:
MBSs
- high grade (AA or AAA rated)	1,567	-	1,567	1,575

Other residential mortgage-related assets:
MBSs
- high grade (AA or AAA rated)	9,927	-	9,927	9,974

Commercial property mortgagerelated assets:
MBSs
- high grade (AA or AAA rated)	468	-	468	468
- rated C to A	23	-	23	23
	491	-	491	491
Leverage financerelated assets:
ABSs and ABS CDOs
- high grade (AA or AAA rated)	156	-	156	148

Student loan-related assets:
ABSs and ABS CDOs
- high grade (AA or AAA rated)	2,262	-	2,262	2,246

Other assets:
ABS and ABS CDOs
- high grade (AA or AAA rated)	405	-	405	398
- rated C to A	2,028	(2,020)	8	8
- not publicly rated	1,224	-	1,224	967
	3,657	(2,020)	1,637	1,373

	24,127	(6,316)	17,811	17,218

  The table below shows the geographical distribution of the group's exposures to ABSs shown above.

	At 31 December 2008
Figures in HK$m	Gross principal^	CDS gross protection^^	Net principal exposure^^^	Carrying amount^^^^
US	11,962	-	11,962	8,539
UK	1,463	-	1,463	1,022
Rest of the world	6,716	(1,584)	5,132	5,030
	20,141	(1,584)	18,557	14,591

	At 31 December 2007
Figures in HK$m	Gross principal^	CDS gross protection^^	Net principal exposure^^^	Carrying amount^^^^
US	9,990	(4,296)	5,694	5,311
UK	1,934	-	1,934	1,887
Rest of the world	12,203	(2,020)	10,183	10,020
	24,127	(6,316)	17,811	17,218

^     The gross principal is the redemption amount on maturity or, in the case of an amortising instrument, the sum of the future redemption amounts through the residual life of the security.

^^     A CDS is a credit default swap. CDS protection principal is the gross principal of the underlying instrument that is protected by CDSs.

^^^       Net principal exposure is the gross principal amount of assets that are not protected by CDSs. It includes assets that benefit from monoline protection, except where this protection is purchased with a CDS.

^^^^     Carrying amount of the net principal exposure.

b    Exposure to derivative transactions entered into with monoline insurers

The group's principal exposure to monoline insurers is through a number of derivative transactions, primarily CDSs.

The table below sets out the mark-to-market value of the monoline derivative contracts at 31 December 2008, and hence the amount at risk, based on 31 December 2008 security prices, if the protection purchased were to be wholly ineffective because, for example, the monoline insurer was unable to meet its obligations. The 'Credit risk adjustment' column indicates the valuation adjustment taken against the mark-to-market exposures, and reflects the estimated deterioration in creditworthiness of a monoline insurer during 2008. This adjustment has been charged to the income statement.

Figures in HK$m	Notional amount	Net exposure before credit risk adjustment^	Credit risk adjustment^^	Net exposure after credit risk adjustment
At 31 December 2008
Derivative transactions with monoline insurers
- Investment grade	1,352	31	(3)	28

At 31 December 2007
Derivative transactions with monoline insurers
- Investment grade	4,047	1,762	(367)	1,395

^      Net exposure after legal netting and any other relevant credit mitigation prior to deduction of credit risk adjustment.

^^      Fair value adjustment recorded against over-the-counter derivative counterparty exposures to reflect the creditworthiness of the counterparty.

c    Special purpose entities (SPEs) consolidated by fellow HSBC Group companies.

The group holds commercial paper and medium-term notes issued by SPEs that have been established and are consolidated by other entities within the HSBC Group. The table below shows the group's holdings of such instruments. The carrying amounts of these instruments are measured at fair value.

	At 31 December 2008		At 31 December 2007
Figures in HK$m	Gross principal	Carrying amount	Gross principal	Carrying amount
Medium-term notes
- AAA rated	16,085	15,423	-	-

Commercial paper
- A1 / A1+ rated	57,137	57,129	49,987	49,855

	73,222	72,552	49,987	49,855

An analysis of the exposures underlying the group's holdings of instruments issued by entities that are consolidated by fellow HSBC Group companies is set out in the tables below.

  Composition of underlying asset portfolios:

Figures in HK$m	At 31 December 2008	At 31 December 2007
Structured finance
Residential mortgage-backed securities	21,993	14,988

Commercial mortgage-backed securities	10,120	4,679

Vehicle finance loan securities	1,858	8,594

Student loan securities	9,225	4,102

Other asset-backed securities	16,069	15,707

	59,265	48,070
Finance
Commercial banking, investment banking and other finance company securities	10,670	1,785
Receivables and other	2,617	-

	72,552	49,855

Geographical analysis of the underlying asset portfolio:

Figures in HK$m	At 31 December 2008	At 31 December 2007
US	45,020	18,832
UK	12,828	12,966
Rest of the world	14,704	18,057
	72,552	49,855

Exposure to sub-prime related assets included in the above:

Figures in HK$m	At 31 December 2008	At 31 December 2007

Sub-prime residential mortgagerelated assets	3,836	1,489

d    Leveraged finance transactions

Leveraged finance commitments disclosed below are limited to subinvestment grade acquisition financing.

  Leveraged finance commitments by geographical segment:

Figures in HK$m	Funded commitments^	Unfunded commitments^^	Total commitments	Income statement write-downs

2008
Rest of AsiaPacific	190	97	287	-

2007
Rest of AsiaPacific	350	2,664	3,014	-

^     Funded commitments represent the loan amount advanced to the customer.

^^     Unfunded commitments represent the contractually committed loan facility amount not yet drawn by the customer.

e    Other involvement with SPEs

The group enters into certain transactions with customers in the ordinary course of business that involve the establishment of SPEs. The purposes for which the SPEs are established include facilitating the raising of funding for customers' business activities or to effect a lease. The use of SPEs is not a significant part of the group's activities and the group is not reliant on SPEs for any material part of its business operations or profitability.

24. Reserves

	At 31 December	At 31 December
Figures in HK$m	2008	2007

Other reserves
- Property revaluation reserve	8,578	6,995
- Available-for-sale investment reserve	15,103	58,757
- Cash flow hedge reserve	1,833	677
- Foreign exchange reserve	1,666	8,887
- Other	9,683	8,636
	36,863	83,952
Retained profits	123,085	107,908
Total reserves	159,948	191,860

An amount of HK$4,180 million (excluding an amount of HK$555 million recognised in minority interests), being the amount of the gains arising from the dilution of investments in associates, was transferred from retained profits to other reserves in 2007.

25. Contingent liabilities, commitments and derivatives

a    Off-balance sheet contingent liabilities and commitments

	At 31 December	At 31 December
Figures in HK$m	2008	2007

Contingent liabilities and financial guarantee contracts
- Guarantees and irrevocable letters of credit pledged as collateral security	143,797	161,493
- Other contingent liabilities	165	122
	143,962	161,615

Commitments
- Documentary credits and short-term trade-related transactions	30,874	54,803
- Forward asset purchases and forward forward deposits placed	1,369	461
- Undrawn note issuing and revolving underwriting facilities	-	-
- Undrawn formal standby facilities, credit lines and other commitments to lend:
- 1 year and under	1,045,637	1,037,691
- over 1 year	72,723	93,111
	1,150,603	1,186,066

The above table discloses the nominal principal amounts of thirdparty off-balance sheet transactions, the amounts relating to other contingent liabilities and the nominal principal amounts relating to financial guarantee contracts. Contingent liabilities and commitments are mainly credit-related instruments that include non-financial guarantees and commitments to extend credit. Contractual amounts represent the amounts at risk should contracts be fully drawn upon and clients default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

b    Guarantees (including financial guarantee contracts)

The group provides guarantees and similar undertakings on behalf of both thirdparty customers and other entities within the group. These guarantees are generally provided in the normal course of the banking business. The principal types of guarantees provided, and the maximum potential amount of future payments that the group could be required to make at 31 December 2008, were as follows:

	At 31 December 2008		At 31 December 2007
Figures in HK$m	Guarantees in favour of third parties	Guarantees by the group in favour of other HSBC group entities	Guarantees in favour of third parties	Guarantees by the group in favour of other HSBC group entities

Guarantee type
Financial guarantee contracts^	21,093	1,952	26,157	3,912
Standby letters of credit that are financial guarantee contracts^^	21,424	28	25,366	28
Other direct credit substitutes^^^	26,565	20	30,384	21
Performance bonds^^^^	40,440	3,585	35,666	3,628
Bid bonds^^^^	1,207	157	2,223	147
Standby letters of credit related to particular transactions^^^^	2,481	37	4,942	137
Other transaction-related guarantees^^^^	23,438	3,494	27,559	4,509
	136,648	9,273	152,297	12,382

^     Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss incurred because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. The amounts in the above table are nominal principal amounts.

^^     Standby letters of credit that are financial guarantee contracts are irrevocable obligations on the part of the group to pay third parties when customers fail to make payments when due.

^^^     Other direct credit substitutes include re-insurance letters of credit and trade-related letters of credit issued without provision for the issuing entity to retain title to the underlying shipment.

^^^^     Performance bonds, bid bonds, standby letters of credit and other transaction-related guarantees are undertakings by which the obligation on the group to make payment depends on the outcome of a future event.

The amounts disclosed in the above table reflect the group's maximum exposure under a large number of individual guarantee undertakings. The risks and exposures from guarantees are captured and managed in accordance with HSBC's overall credit risk management policies and procedures. Approximately half of the above guarantees have a term of less than one year. Guarantees with terms of more than one year are subject to HSBC's annual credit review process.

c     Contingencies

The group is named in and defending legal actions in a number of jurisdictions, including Hong Kong, arising out of its normal business operations. None of the actions is regarded as material litigation, and none is expected to result in a significant adverse effect on the financial position of the group, either collectively or individually. Management believes that adequate provisions have been made in respect of such litigation.

26. Foreign exchange exposure

Foreign exchange exposures may be divided broadly into two categories: structural and non-structural. Structural exposures are normally long-term in nature and include those arising from investments in overseas subsidiaries, branches, associates and strategic investments as well as capital instruments denominated in currencies other than Hong Kong dollars. Non-structural exposures arise primarily from trading positions and balance sheet management activities. Non-structural exposures can arise and change rapidly. Foreign currency exposures are managed in accordance with the group's risk management policies and procedures.

The group had the following structural foreign currency exposures that exceeded 10 per cent of the total net structural exposure in all foreign currencies:

Figures in HK$m	Net structural position

At 31 December 2008

Chinese renminbi	83,819
Indian rupee	21,339
Korean won	9,802

At 31 December 2007

Chinese renminbi	104,825
Indian rupee	18,774

The group had the following non-structural foreign currency positions that exceeded 10 per cent of the group's net non-structural positions in all foreign currencies:

	United States	Singapore	Brunei	Chinese
Figures in HK$m	dollars	dollars	dollars	renminbi

At 31 December 2008
Spot assets	2,947,677	113,295	73,565	97,229
Spot liabilities	(2,922,971)	(168,458)	(26,390)	(77,588)
Forward purchases	3,127,618	292,172	131	406,545
Forward sales	(3,160,163)	(234,203)	(50,115)	(428,163)
Net options positions	19,173	(12)	-	-
	11,334	2,794	(2,809)	(1,977)

At 31 December 2007
Spot assets	2,754,883	35,820	65,053	222,368
Spot liabilities	(2,700,125)	(81,235)	(26,586)	(201,629)
Forward purchases	3,584,670	258,370	58	252,162
Forward sales	(3,653,773)	(206,637)	(44,713)	(274,787)
Net options positions	18,068	-	-	-
	3,723	6,318	(6,188)	(1,886)

27. Segmental analysis

The allocation of earnings reflects the benefits of shareholders' funds to the extent that these are actually allocated to businesses in the segment by way of intra-group capital and funding structures. Interest is charged based on market rates. Common costs are included in segments on the basis of the actual recharges made. Geographical information has been classified by the location of the principal operations of the subsidiary company or, in the case of the bank, by the location of the branch responsible for reporting the results or advancing the funds. Due to the nature of the group structure, the analysis of profits shown below includes intra-group items between geographical regions with the elimination shown in a separate column.

Consolidated income statement
				Intra-
	Rest of		Americas/	segment
Figures in HK$m	Hong Kong	Asia-Pacific	Europe	elimination	Total
Year ended 31 December 2008
Interest income	69,020	61,551	504	(5,211)	125,864
Interest expense	(26,341)	(35,223)	(458)	5,203	(56,819)
Net interest income	42,679	26,328	46	(8)	69,045
Fee income	22,338	16,406	-	(993)	37,751
Fee expense	(3,880)	(4,101)	4	993	(6,984)
Net trading income	7,201	14,150	4	8	21,363
Net loss from financial instruments
designated at fair value	(9,607)	(1,375)	-	-	(10,982)
Gains less losses from financial
investments	(2,848)	(128)	-	-	(2,976)
Dividend income	363	489	-	-	852
Net earned insurance premiums	25,351	1,535	-	-	26,886
Other operating income	6,525	1,200	22	(3,671)	4,076
Total operating income	88,122	54,504	76	(3,671)	139,031
Net insurance claims incurred and
movement in policyholders'
liabilities	(14,981)	214	-	-	(14,767)
Net operating income before loan
impairment charges and other
credit risk provisions	73,141	54,718	76	(3,671)	124,264
Loan impairment charges and
other credit risk provisions	(5,837)	(6,171)	8	-	(12,000)
Net operating income	67,304	48,547	84	(3,671)	112,264
Operating expenses	(28,811)	(27,090)	(33)	3,671	(52,263)
Operating profit	38,493	21,457	51	-	60,001
Share of profit in associates and
joint ventures	120	7,569	-	-	7,689
Profit before tax	38,613	29,026	51	-	67,690
Tax expense	(6,626)	(6,077)	(7)	-	(12,710)
Profit for the year	31,987	22,949	44	-	54,980

Profit attributable to shareholders	27,844	22,418	44	-	50,306
Profit attributable to minority
interests	4,143	531	-	-	4,674

Consolidated income statement
				Intra-
	Rest of		Americas/	segment
Figures in HK$m	Hong Kong	Asia-Pacific	Europe	elimination	Total
Year ended 31 December 2007
Interest income	96,700	54,384	1,079	(8,010)	144,153
Interest expense	(54,538)	(33,877)	(995)	8,018	(81,392)
Net interest income	42,162	20,507	84	8	62,761
Fee income	27,644	14,355	1	(851)	41,149
Fee expense	(3,930)	(3,116)	(13)	851	(6,208)
Net trading income	7,026	9,033	1	(4)	16,056
Net income from financial instruments
designated at fair value	5,322	883	-	(4)	6,201
Gains less losses from financial
investments	737	155	-	-	892
Gains arising from dilution of
investments in associates	-	4,735	-	-	4,735
Dividend income	385	308	-	-	693
Net earned insurance premiums	21,934	1,761	-	-	23,695
Other operating income	6,580	597	22	(3,143)	4,056
Total operating income	107,860	49,218	95	(3,143)	154,030
Net insurance claims incurred and
movement in policyholders'
liabilities	(25,044)	(1,977)	-	-	(27,021)
Net operating income before loan
impairment charges and other
credit risk provisions	82,816	47,241	95	(3,143)	127,009
Loan impairment charges and
other credit risk provisions	(1,799)	(4,006)	-	-	(5,805)
Net operating income	81,017	43,235	95	(3,143)	121,204
Operating expenses	(27,446)	(22,848)	(27)	3,143	(47,178)
Operating profit	53,571	20,387	68	-	74,026
Share of profit in associates and
joint ventures	221	4,514	-	-	4,735
Profit before tax	53,792	24,901	68	-	78,761
Tax expense	(8,826)	(4,623)	(7)	-	(13,456)
Profit for the year	44,966	20,278	61	-	65,305

Profit attributable to shareholders	38,605	19,362	61	-	58,028
Profit attributable to minority
interests	6,361	916	-	-	7,277

28. Capital adequacy

The following table shows the capital adequacy ratio and the components of the capital base contained in the 'Capital Adequacy Ratio' return required to be submitted to the Hong Kong Monetary Authority ('HKMA') by The Hongkong and Shanghai Banking Corporation Limited on a consolidated basis that is specified by the HKMA under the requirement of section 98(2) of the Banking Ordinance.

With the Banking (Capital) Rules ('the Capital Rules') effective on 1 January 2007, The Hongkong and Shanghai Corporation Limited used the standardised (credit risk) approach and standardised (securitisation) approach to calculate its credit risk for nonseuritisation exposures and credit risk for securitisation exposures respectively. It also used the standardised (operational risk) approach and the standardised (market risk) approach to calculate its operational risk and market risk respectively. However, an internal model approach was adopted for calculating the general market risk and a separate model is used for calculating the market risk relating to equity options.

From 1 January 2008, The Hongkong and Shanghai Banking Corporation Limited migrated to the foundation internal ratings-based approach and the internal ratings-based (securitisation) approach to calculate its credit risk for the majority of its non-securitisation exposures and credit risk for securitisation exposures respectively. As a result of the change in basis used to determine credit risk, the numbers for 2007 are not strictly comparable. However, there is no change in the approaches used to calculate operational risk and market risk.

There is no relevant capital shortfall in any of the group's subsidiaries that are not included in its consolidation group for regulatory purposes.

Figures in HK$m	2008	2007

Composition of capital
Core capital:
Paid-up ordinary share capital	21,040	21,040
Paid-up irredeemable non-cumulative preference shares	51,561	51,882
Published reserves	84,262	72,069
Profit and loss account	19,953	29,543
Minority interests^	16,087	21,318
Less: Deduction from core capital	(14,457)	(11,111)
Less: 50% of total amount of deductible items (@50%)^^	(32,212)	(28,894)
Total core capital	146,234	155,847

Supplementary capital:
Property revaluation reserves^^^	6,655	5,869
Available-for-sale investments revaluation reserves^^^^	2,881	4,434
Unrealised fair value gains from financial instruments designated at fair value through profit or loss	1	137
Regulatory reserve^^^^^	723	4,148
Collective provisions^^^^^	908	5,078
Surplus provisions^^^^^^	2,904	-
Perpetual subordinated debt	9,410	9,415
Paid-up irredeemable cumulative preference shares	16,508	16,610
Term subordinated debt	11,786	11,970
Paid-up term preference shares	24,800	21,835
Less: 50% of total amount of deductible items (@50%)^^	(32,212)	(28,894)
Total supplementary capital	44,364	50,602
Capital base	190,598	206,449

Total deductible items^^	64,424	57,788

^	After deduction of minority interests in unconsolidated subsidiary companies.
^^	Total deductible items are deducted from institution's core capital and supplementary capital.
^^^	Includes the revaluation surplus on investment properties that is reported as part of retained profits.
^^^^	Includes adjustments made in accordance with guidelines issued by the HKMA.
^^^^^

Total regulatory reserve and collective provisions are apportioned between the standardised approach and internal ratingsbased approach in accordance with guidelines issued by the HKMA. Those apportioned to the standardised approach are included in the supplementary capital. Those apportioned to the internal ratingsbased approach are excluded from the supplementary capital.

^^^^^^

Surplus provisions represent the excess of the total eligible provisions over the total expected loss amount. Surplus provisions are applicable to non securitisation exposures calculated by using the internal ratingsbased approach.

The capital ratios on a consolidated basis calculated in accordance with the rules are as follows:

	2008	2007

Capital adequacy ratio	13.4%	11.6%

Core capital ratio	10.3%	8.8%

29. Liquidity ratio

The Hong Kong Banking Ordinance requires banks operating in Hong Kong to maintain a minimum liquidity ratio of 25 per cent, calculated in accordance with the provisions of the Fourth Schedule of the Banking Ordinance. This requirement applies separately to the Hong Kong branches of the bank and to those subsidiary companies that are Authorised Institutions under the Banking Ordinance in Hong Kong.

	2008	2007

The average liquidity ratio for the
year was as follows:

Hong Kong branches of the bank	51.2%	57.0%

30. Property revaluation

The group's premises and investment properties were revalued as at 31 October 2008 and updated for any material changes as at 31 December 2008. The basis of valuation was open market value or depreciated replacement cost.

Premises and investment properties in the Hong Kong SAR, the Macau SAR and mainland China, which represent 94 per cent by value of the group's properties subject to valuation, were valued by DTZ Debenham Tie Leung Limited. The valuations were carried out by qualified valuers who are members of the Hong Kong Institute of Surveyors. Properties in 12 other countries and territories, which represent six per cent by value of the group's properties, were valued by different independent professionally qualified valuers.

The October property revaluation, together with the revaluation of Hong Kong properties undertaken in June 2008, resulted in an increase in the group's revaluation reserves of HK$1,583 million, net of deferred taxation of HK$168 million, and a credit to the income statement of HK$63 million. Of the HK$63 million credit to the income statement, HK$3 million represents the surplus on the revaluation of investment properties and HK$60 million relates to the reversal of previous revaluation deficits that had arisen when the value of certain premises fell below depreciated historical cost.

31. Accounting policies

The accounting policies applied in preparing this news release are the same as those applied in preparing the financial statements for the year ended 31 December 2007, as disclosed in the Annual Report and Accounts for 2007 with the exception set out below.

On 1 January 2008, the group adopted the following Hong Kong (IFRIC) Interpretations:

Hong Kong (IFRIC) Interpretation 11 'Group and Treasury Share Transactions' (HK(IFRIC)Int 11). On application of this interpretation, the group recognises all sharebased payment transactions as equitysettled, whereby the fair value of the awards at grant date is recognised in equity. Previously, certain sharebased payment transactions involving principally achievement and restricted share awards were recognised as cashsettled transactions and a liability was recognised in respect of the fair value of such awards at each reporting date. The effect of the adoption of HK(IFRIC)Int 11 was not considered to be material for the group and therefore, the prior year figures have not been restated;

Hong Kong (IFRIC) Interpretation 12 'Service Concession Arrangements', which has no effect on the consolidated financial statements of the group;

Hong Kong (IFRIC) Interpretation 14 'HKAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction', which has no effect on the consolidated financial statements of the group; and

Amendment to HKAS 39 'Financial Instruments: Recognition and Measurement' and HKFRS 7 'Financial Instruments: Disclosures' on reclassification of financial assets, which has no effect on the consolidated financial statements of the group.

32. Events after the balance sheet date

On 1 January 2009 HSBC Bank (Vietnam) Ltd. began operations and became Vietnam's first locally-incorporated foreign bank. The majority of group's existing branch operations in Vietnam will be transferred into the newly incorporated entity.

On 2  January 2009, HSBC Malaysia Berhad was transferred to The Hongkong and Shanghai Banking Corporation Limited from another Group entity. The transfer was made at net asset value with no resulting goodwill.

33. Statutory accounts

The information in this news release is not audited and does not constitute statutory accounts.

Certain financial information in this news release is extracted from the financial statements for the year ended 31 December 2008, which were approved by the Board of Directors on 2 March 2009 and will be delivered to the Registrar of Companies and the HKMA. The Auditors expressed an unqualified opinion on those financial statements in their report dated 2 March 2009. The Annual Report and Accounts for the year ended 31 December 2008, which include the financial statements, can be obtained on request from Group Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong, and will be made available on our website: www.hsbc.com.hk. A further press release will be issued to announce the availability of this information.

34. Ultimate holding company

The Hongkong and Shanghai Banking Corporation Limited is an indirectly held, wholly-owned subsidiary of HSBC Holdings plc.

Media enquiries to:	David Hall	Telephone no: + 852 2822 1133
	Gareth Hewett	Telephone no: + 852 2822 4929
	Richard Beck	Telephone no: + 44 20 7991 0633
	Richard Lindsay	Telephone no: + 44 20 7992 1555

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: March 2, 2009